March 21, 2008

Mail Stop 6010

Yongxing Song
Chief Executive Officer
China Power Equipment, Inc.
Yasen Industry Center, 4th Floor
No. 15 Gao Xin 6th Road
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, China 710075

> **Re:** **China Power Equipment, Inc.**
> **Amendment No. 1 to Form SB-2 on Form S-1/A**
> **Filed March 3, 2008**
> **File No. 333-147349**

Dear Mr. Song:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to comment 7. We also note that approximately 67% of your currently outstanding shares are held by officers, directors, and the Alloy Science trustees. As a result, shares held by other shareholders represent less than 3.6 million shares. We also note that one of the preferred stockholders will be entitled to receive more than 30% of the outstanding shares upon conversion and exercise and the other two appear to be related parties with the same mailing address as the registrant. Given the number of shares being registered relative to the number held by non-affiliates and the nature of the selling stockholders, we

conclude that the offering constitutes a primary offering. As a result, please revise the registration statement to identify the selling shareholders as underwriters, and clarify that all shares in the offering will be sold at a fixed price of $.23 throughout the offering period. Please also revise the Plan of Distribution section accordingly.

Prospectus Summary, page 4

2.   We note your statements on pages 4, 5 and 9 that you do not "directly" own Zhonxi. Please revise your disclosure to clarify that you have no equity ownership interest in Zhongxi. Also revise page 6, where you state that the management agreement permits you to treat Zhongxi as "a direct subsidiary."

3.   On page 4, state that, as consideration for entry into the management entrustment agreement, the registrant issued 9 million shares to the shareholders of Alloy Science, which constituted 90% of your outstanding shares at the time.

4.   We note your statement in the second bullet on page 4. Please tell us whether you have obtained an opinion from counsel regarding this issue and the enforceability of the Management Entrustment Agreement under PRC law. We note your uncertainty regarding the enforceability of the agreement as expressed in your risk factor on page 9. If counsel is unable to opine regarding the legality and enforceability of the agreement under PRC law, please explain why no opinion can be rendered. We may have further comment.

5.   Clarify in (3) on page 5 whether the registrant has the right to dispose of the shares.

Corporate History, page 5

6.   Neither your diagram nor the chart on page 7 adequately disclose the extent to which the entities are interrelated by share ownership, management position, or otherwise. Please revise the disclosure to make it clear. For each individual, disclose all positions currently or previously held with each related party. Also, throughout the filing Yarong Feng is referred to inconsistently as *Ms.* Feng and *Mr.* Feng. Please revise.

7.   Clarify that the management entrustment agreement was not entered into at arms' length because the parties to the agreement are under common control.

We Do Not Directly Own Zhongxi…, page 9

8.   We note your response to comment 4 and your disclosure on page 9 and reissue the comment.

The PRC's Legal and Judicial System May Not Adequately Protect…, page 14

9.   Please clearly identify the two separate but intertwined considerations you reference in the first sentence of the final paragraph on page 14.

Our Officers and Directors Control Us…, page 15

10.   Expand to also disclose the percentage of shares held in a voting trust, the trustees of which are one of your directors and a member of management.

Background, page 17

11.   Reconcile the disclosure regarding the material terms of your convertible preferred stock and warrants with the conversion terms and exercise price described in exhibit 10.2. Also, refile the exhibit with all the actual terms included.

Shares Eligible For Future Sale, page 21

12.   Please tell us how you calculate the 19,365,013 share figure.

Management's Discussion and Analysis…, page 21

13.   Remove the reference to Section 27A and Section 21E in the first paragraph, since those sections do not apply to initial public offerings or penny stock companies.

Business, page 27

14.   Please expand your statement on page 27 that you will be exposed to the financial risks of Zhongxi to address your obligations to pay Zhongxi's debts. Also disclose whether the registrant will co-sign Zhongxi contracts and assume future obligations Zhongxi enters into with third parties.

Exit Strategy for Transformer Business, page 31

15.   We note that on page 31 you disclose that you outsource production of steel core
        transformers to Xi'an Zhongxi Zhengliu. Please expand the response to fully
        address the remainder of comment 25.

16.   Please tell us whether you or your affiliates have any ownership interest in Xi'an
        Zhongxi Zhengliu.

Security Ownership of Certain Beneficial Owners and Management, page 34

17.   Please revise to clarify that the number of shares listed for the preferred stock
        holders represents the shares they will hold upon conversion of the preferred stock
        and exercise of all warrants. Also clarify that the percentages for these holders is
        based on full conversion and exercise.

18.   Please reconcile your disclosure on page 34 that Friedland Corporate Investor
        Services LLC owns 1,000,000 of your common shares with your disclosure on
        page II-1 which provides that you issued 451,613 shares to Friedland on
        November 1, 2007 and 1,000,000 shares on November 20, 2006. Also, please
        identify the individual(s) with voting and/or investment control of Friedland
        Corporate Investor Services LLC.

Directors and Executive Officers, page 35

19.   We note that in your registration statement on Form SB-2 filed on November 13,
        2007 you disclose on page 39 that Mr. Zhang was appointed as your director on
        June 5, 2007. Please tell us why you have removed this disclosure.

20.   You have not expanded Mr. Zhang's biographical information to disclose his
        prior employment or other relationship with Alloy Science. We reissue prior
        comment 33.

21.   In light of your response to prior comment 32 that "Mr. Feng is not a director,"
        please tell us why you identify Mr./Ms. Feng as a director on pages 35 and 36 and
        on the signature page.

Executive Compensation, page 36

22.   Update the disclosure and table to reflect your most recently completed fiscal
        year.

Employment Agreements, page 36

23.   We note your disclosure on page 36 that you have standard employment
        agreements with most of your executive officers. Please disclose the material
        terms of each named executive officer's employment agreement and file the
        agreements.

Certain Relationships and Related Party Transactions, page 36

24.   We reissue prior comment 40. Please disclose all related party transactions
        required by Item 404 in this section of the registration statement. Also discuss
        related party transactions that are contained in footnotes to financials if they are
        required to be disclosed here.

December 31, 2006 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

25.   Please refer to prior comment 37.   Your response did not explain the
        circumstances surrounding your audit that enabled the audit report to be issued in
        Salt Lake City, Utah.   Please tell us (1) where the majority of your revenues are
        earned, (2) where the majority of your assets are located, (3) where your
        management and accounting records are located and (4) where the majority of the
        audit work is conducted. We may have further comments after reviewing your
        response.

Note 2 – Summary of Significant Accounting Policies, page F-6

Principles of Consolidation, page F-6

26.   Please refer to prior comments 14, 45, 46, 47 and 48. We note that you are
        consolidating Zhongxi under the principles set forth in EITF 97-2. Please address
        the following:

        •   Considering that EITF 97-2 states that if an entity falls within the scope of
            FIN 46(R), then the consensus in EITF 97-2 does not apply, please tell us how
            you have evaluated your investment in Zhongxi under FIN 46(R). In this
            regard, discuss whether you hold a variable interest in Zhongxi, whether

> Zhongxi is considered a variable interest entity and whether you are the primary beneficiary. Cite any specific literature relied upon in your evaluation.
>
> - Tell us and revise this footnote to disclose the specific terms and provisions of the Management Entrustment Agreement and any other relevant agreements that allow you to consolidate Zhongxi.

27.   We note your disclosures on page nine that the contractual relationship with Zhongxi may be unenforceable under PRC law. In light of these disclosures, tell us how you considered the potential unenforceability in your evaluation of your ability to consolidate Zhongxi under FIN 46(R) and/or EITF 97-2.

Note 5 – Investment, page F-9

28.   Please refer to prior comment 15. We note that you are accounting for your investment in Yin An Amorphous Alloy Transformer Co., Ltd. under the equity method. Please address the following:

- We note that the gain on this investment and income earned for this investment appear to constitute more than 20% of your income from continuing operations for 2006 and 2005 and the nine months ended September 30, 2007. Please revise to disclose sales, gross profit, net income (loss) from continuing operations and net income for Yin An Amorphous Alloy Transformer Co., Ltd.

- Please reconcile your initial investment of $139,431 (using the exchange rate of RMB7.8175/1 USD as of December 31, 2006) with the gain on the investment recorded of $69,811, $78,952, and $40,138 during 2005, 2006 and 2007, respectively, and the income earned of $132,236 during 2006 with the amount recorded on your balance sheet of $248,714 as of September 30, 2007.

- Please revise your footnotes to your financial statements to discuss the difference, if any, between the amount at which the investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference in accordance with paragraph 20 of APB 18.

Note 10 – Statutory Surplus Reserve and Statutory Common Welfare Fund, page F-12

29.   We note your response to prior comment 14. Please expand your disclosures to disclose the amount of consolidated retained earnings which represent undistributed earnings of 50% or less owned persons accounted for by the equity

method, including Yin An Amorphous Alloy Transformer Co., Ltd. Refer to Rule 4-08(e)(3) of Regulation S-X.

Note 12 – Contract Rights Deposit, page F-13

30.   Please refer to prior comment 56. We note that you acquired the contract right from a related party. Please revise your footnotes to provide any disclosures required by paragraphs 2 – 4 of SFAS 57.

Note 17 – Restatement, page F-14

31.   Please refer to prior comment 57. We note that certain of your sales contracts allow customers to defer 5% to 10% of the contract price until one year from contract delivery. Please describe any customer acceptance provisions and/or rights of return that your customers are granted. As applicable, tell us and revise your revenue recognition policy footnote to describe how you account for such provisions in accordance with SAB Topic 13 and SFAS 48.

September 30, 2007 Financial Statements

Note 3 – Inventory, page F-7

32.   Please refer to prior comment 63. We note from your response that the balances presented at December 31, 2006 in this footnote are not correct. Please revise this note to show the correct inventory components as of December 31, 2006.

Recent Sales of Unregistered Securities, page II-1

33.   In the event the voting trust dissolves in November 2008 as provided in Article 9.1 of Exhibit 9.1, please tell us whether the Alloy Science shareholders whose shares are held in the trust will receive shares of your common stock. Please explain when these shareholders will be able to sell your shares into the market.

34.   Please identify the nature of the consulting services provided by Friedland which resulted in the issuance of 451,613 shares in November 2007.

Exhibit 5.1

35.   You have not revised the opinion to clarify what you mean by your description of "the internal law of the State of Maryland." We reissue prior comment 68.

Exhibits

36.   Please file Zhongxi's articles of association which you reference in Article 1.4 of the Management Entrustment Agreement. Also, since Zhongxi is the operating business that is described throughout your filing, file all material and other contracts for Zhongxi that are required under Item 601 of Regulation S-K.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

                Sincerely,

                Peggy Fisher
                Assistant Director

cc (via fax):   Darren Ofsink, Esq.